FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   3 June 2004


                               File no. 0-17630


                                CRH - Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:   Acquisition announcement released on 3 June 2004





                       N  E  W  S     R  E  L  E  A  S  E


                                                                     3 June 2004


                         CRH ACQUIRES 49% OF PORTUGUESE

                       BUILDING MATERIALS PRODUCER SECIL


CRH plc, the international building materials group, is pleased to announce that, following the decision by the European Commission on May 28 to clear the transaction, it has concluded the purchase of a 49% stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete.

As previously announced, the investment is based on an agreed enterprise value of EUR900 million for 100% of Secil. Following the payment of a dividend by Secil to its former 100% shareholder Semapa, net debt at closing was EUR220 million. The cash consideration for CRH's 49% share of Secil amounted to EUR333 million, on which goodwill of EUR45 million arises. CRH and Semapa have also concluded an agreement under which they will have joint management control of Secil.

Commenting on the completion of the transaction, Liam O'Mahony, Chief Executive of CRH plc, said:

"With the acquisition of a 49% stake in this EUR900 million business, our Europe Materials Division now has a leadership position in the attractive Portuguese cement market, which has traditionally had high per capita consumption. This significant investment also provides development opportunities in Tunisia, where Secil is a prominent producer of cement, and in Lebanon where Secil has an investment in an associated undertaking. The partnership between CRH and Semapa will result in a strong combination of knowledge, experience and resources which should facilitate the expansion of Secil's businesses across the industry supply chain, particularly as the general economy in Portugal recovers and construction activity increases."




Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive
Myles Lee Finance Director
Declan Doyle Managing Director, Europe Materials
Maeve Carton Group Controller


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007
   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  3 June 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director